Results of Special Meeting of Stockholders

On October 15, 2008, a Special Meeting of Stockholders of Cornerstone Total Return Fund, Inc. was held and the following matter was voted upon based on 5,439,506 shares of common stock outstanding on August 18, 2008:

To approve a one-for-two reverse stock split of the Fund's issued and outstanding shares of common stock and the amendment to the Certificate of Incorporation.

For		Against			Abstain
3,689,538	992,559			52,716